Compensation of the Management Corporation

      (a) The Fund agrees to pay the Management Corporation and the Management Corporation agrees to accept as full compensation for all services rendered by the Management Corporation as such, an annual fee payable monthly and computed on the net asset value of the Fund as of the close of business each day at the following annual rates:

                  .500% of the first $250 million of net assets; .475% of the next $250 million of net assets; .450% of the next $250 million of net assets; .425% of the next $250 million of net assets; .400% of the next $250 million of net assets; .375% of the next $250 million of net assets; .350% of the next $500 million of net assets; and .325% of net assets in excess of $2 billion

      (b) Regardless of any of the above provisions, the Management Corporation guarantees that the total expenses of the Fund in any fiscal year, exclusive of taxes, interest and brokerage commissions, and extraordinary expenses such as litigation costs, shall not exceed, and the Management Corporation undertakes to pay or refund to the Fund any amount by which such expenses shall exceed the lesser of (i) 1.5% of the average annual net assets of the Fund up to $30 million and 1% of its average annual net assets in excess of $30 million; or
(ii) 25% of total annual investment income of the Fund.